SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2001	Commission File No. 33-62829

The Burlington Northern and Santa Fe Railway Company
401(k) Plan for TCU Employees
(Full Title of the Plan)

BURLINGTON NORTHERN SANTA FE CORPORTATION
2650 Lou Menk Drive, Second Floor
Fort Worth, Texas 76131-2830
(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY 401(K) PLAN FOR TCU EMPLOYEES

By:	/s/ PATRICIA A. PITSCH
Patricia A. Pitsch Member, Review Committee

Date:    June 28, 2002

EXHIBITS

Exhibit No.		Page No.
23	Consent of PricewaterhouseCoopers LLP	4

99	Report of Independent Accountants and Financial Statements Required by Form 11-K related to The Burlington Northern and Santa Fe Railway Company 401(k) Plan for TCU Employees (Commission File Number 33-62829)	5